UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON OCTOBER 31th, 2012

DATE, TIME, AND PLACE: October 31, 2012, at 5:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: Shareholders representing more than seventy five per cent (75%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman, Mr. Marco Antônio Martins de Araújo Filho; and Secretary, Mr. Mauro Eduardo Guizeline. Present also, Mr. Celso Clemente Giacometti, Chairman of the Board of Directors of the Company.

CALL: Call Notice published in the Brazilian State Gazette (“DOESP”), in editions of September 29th, 2012 and on October 2th and 3th, 2012; and in the newspaper “Valor Econômico”, in editions of October 1th, 2th and 3th, 2012.

AGENDA: (i) to ELECT new members of the Board of Directors of the Company for a complementary term of office; and (ii) to APPROVE the proposal for granting of “Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of the Company” for some officers and managerial employees of the Company and companies under its control, as approved by the Company´s Board of Directors, at the meeting held on September 26, 2012.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in this Extraordinary Shareholders Meeting was dismissed, given that shareholders are fully aware of their content, and also they were disclosed on the website www.cvm.gov.br on September 28th, 2012, as per Instruction CVM nº 481, of December 17th, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes as a summary, with the signatures of the Chairman and the Secretary and the controlling shareholders and the publication thereof without the signatures of all shareholders, as provided for under Article 130, “caput”, paragraphs 1 and 2, of Law No. 6.404/76, respectively.

[Free English Translation]

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of Banco Santander representing more than seventy five per cent (75%) of the voting capital, decided to: (i) to ELECT new members of the Board of Directors of the Company for a complementary term of office, worth saying, which shall remain until the Ordinary Shareholders Meeting of the Company to be held until April 30, 2013, as follows: Director: Mr. Conrado Engel, a Brazilian citizen, married, engineer, Id Card # 12849016-7 SSP/SC, CPF/MF  # 025.984.758-52, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Independent Director: Mrs. Marília Rocca, a Brazilian citizen, judicially separated, businesswoman, Id Card # 24.938.902-2 SSP/SP, CPF/MF  # 252.935.048-51, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP, as defined in Paragraph 3º of article 14 of the By-laws. It was consigned in this Minutes that as per statements presented to the Company, the members of the Board of Directors hereby elected (i) are not involved in any criminal offense that would prevent them from performing business activities, particularly those under Paragraphs 1º and 2º, of article 147, of Brazilian Corporate Law; (ii) comply with the requirements established in Resolution # 3,041, of 11.28.2002, of the Brazilian National Monetary Council; and (iii) shall only be installed in the positions for which they were elected after the confirmation of their election by the Central Bank of Brazil, and upon the declaration under Art. 2 of Instruction # 367, of May 29, 2002, of the Brazilian Securities & Exchange Commission; and

(ii) Passing to the item (ii) of the Agenda, the Chairman informed the Shareholders present that due to the need for additional studies that may result in adjustments to the proposed plan for resolution of the Shareholders it was approved the removal of the item (ii) the Agenda of this Shareholders Meeting, in accordance with the proposal by the Executive Board and approved by the Board of Directors at meetings held on 23th and 24th October this year, respectively.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders.

BOARD: Marco Antônio Martins de Araújo Filho, Chairman; and Mauro Eduardo Guizeline, Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro, Attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro, Attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Marco Antônio Martins de Araújo Filho

Chairman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 31, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer